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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
JUL 27 2016
Washington DC
412

SEC FILE NUMBER
8-14842

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/2015 (MM/DD/YY) AND ENDING 05/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Balanced Security Planning Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16970 San Carlos Blvd. Ste 160
(No. and Street)

Fort Myers	Florida	33908
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marie Greidanus (239) 940-3274
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richardson, Edward Jr.
(Name – *if individual, state last, first, middle name*)

15565 Northland Drive, Suite 508	Southfield	MI	48075
(Address)	(City)	(State)	(Zip Code)

RECEIVED
2016 JUL 27 PM 3:37
SEC / TM

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Marie Greidanus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Balanced Security Planning, Inc., as of May 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF FLORIDA, COUNTY OF LEE
ACKNOWLEDGE BY MARIE GREINDANUS ON THIS 20TH OF JULY 2016 WHO PRODUCED FL DL EXP 1/19/20 AS I.D.

Marie Greidanus
Signature

President
Title

Janis B Smedberg
Notary Public

JANIS B SMEDBERG
Notary Public - State of Florida
My Comm. Expires Oct 23, 2016
Commission # EE 846023
Bonded Through National Notary Assn.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Balanced Security Planning, Inc.

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended May 31, 2016

Independent Auditors Report
Edward Richardson, Jr., C.P.A.
15565 Northland Drive, Suite 508 West
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors

Balanced Security Planning, Inc.
16970 San Carlos Blvd. Ste 160
Fort Myers, FL 33908

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Balanced Security Planning, Inc. as of May 31, 2016 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Balanced Security Planning, Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Balanced Security Planning, Inc. as of May 31, 2016, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Balanced Security Planning, Inc. financial statements. Supplemental Information is the responsibility of Balanced Security Planning, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information . In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with the standards of the Public Company Accounting Oversight Board (United States. In my

opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr., CPA
Southfield, MI. 48075
July 15, 2016

Balanced Security Planning, Inc.
Financial Statements
Statement of Financial Condition
As of and for the Year-Ended May 31, 2016

ASSETS

Current Assets		
Cash	$	15,469
Accounts Receivable		
Commission Receivable	$	25
Prepaid Taxes		-
Prepaid Expenses		999
Total Current Assets	$	14,646
Fixed Assets, Less Accum Dep.		741
	$	17,234

LIABILITIES & STOCKHOLDERS' EQUITY

Current Liabilities		
Accrued Liability		4,000
Accounts Payable		
Payroll Taxes Payable		1,637
Income Taxes Payable		-
Total Current Liabilities	$	5,637
Stockholders' Equity		
Common Stock, $10 Par Value Per Share;		
1,000 Shares Authorized;		
880 Shares Issued & Outstanding		8,800
Additional Paid in Capital		54,000
Retained Earnings (Deficit)		(50,927)
Net Income (loss)		(276)
Total Stockholders' Equity		11,597
		17,234

The accompanying notes are an integral part of these financial statements.

Balanced Security Planning, Inc.
<u>Financial Statements</u>
Statement of Operations
12 months ended May 31, 2016

Revenues

Commissions Earned	86,736.00
Operating Expenses	
Employee compensation and benefits	51,734.00
Licenses and Taxes	1,910.00
Communications and data processing	2,652.00
Occupancy	8,323.00
Other expenses	22,393.00
Total Operating Expenses	87,012.00
Net Income (Loss)	(276.00)

The accompanying notes are an integral part of these financial statements

Balanced Security Planning, Inc.

Financial Statements

Statement of Cash Flows

As of and for the Year-Ended May 31, 2016

		2016
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (Loss)	$	(276)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Prior Period Adjustment		
Losses (Gains) on sale of fixed assets		
Accounts Receivable		(18)
Decrease (increase) in operating liabilities:		
Payroll taxes payable		122
Accrued Liabilities		2,000
Total Adjustments		
Net Cash Provided By (used in) Operating Activities		1,828
CASH FLOW FROM INVESTING ACTIVITIES		
Proceeds from sale of fixed assets		0.00
Net Cash Provided By (Used in) investing Activities		0.00
CASH FLOW FROM FINANCIAL ACTIVITIES		
Proceeds from sale of stock		0.00
Treasury Stock		0.00
Net Cash Provided By (Used In) Financing Activities		0.00
NET INCREASE (DECREASE0 IN CASH AND CASH EQUIVALENTS		1,828
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		13,641.00
CASH AND CASH EQUVALENTS AT THE END OF PERIOD	$	15,469.00

The accompanying notes are an integral part of these financial statements

Balanced Security Planning, Inc.

Financial Statements

Statement of Changes in Ownership Equity

As of and for the Year-Ended May 31, 2016

	Common Stock		Paid-in Capital		Retained	Stockholder's
	Shrs	Amount	Shrs	Amount	Earnings	Equity
Balance at June 1, 2015	880	$8,800	880	$54,000	$(50,927)	$11,873
Net Loss					(276)	(276)
Capital Transactions						
Prior Period Adjustments					0	0
Balance at May 31, 2016	880	$8,800	880	$54,000	$(51,203)	$11,597

The accompanying notes are an integral part of these financial statements

Balanced Security Planning, Inc.

Financial Statements

Statement of Changes in Subordinated Liabilities

As of and for the Year-Ended May 31, 2016

Not applicable

Balanced Security Planning, Inc.
Notes to Financial Statements
As of and for the Year-Ended May 31, 2016

NOTE A - SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Balanced Security Planning, Inc. (the Company) was incorporated in the State of Florida effective May 29, 1969. The Company has adopted a fiscal year ending May 31st.

Description of Business

The Company, located in Fort Myers, FL is a broker and dealer in securities registered with the Securities and Exchanges Commission ("SEC") and is a member of FINRA. The Company operated under SEC Rule 15c3(k)(1), which provides an exemption because of limited business.

Bank of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable - Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenue is recorded when received by the company and the settlement date is reported by the investment company through submitted commission statements.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended May 31, 2016, the Company did not have any components of comprehensive Income to report.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations

Revenue concentrations exist as a function of the company's limited business of sale of mutual funds.

Income Taxes

The net Operating Loss Carry forward is $16,907. The amount is calculated as follows:

Net Operating Loss Carry forward

1. December 31, 2005	$588
2. December 31, 2006	1,431
3 December 31, 2007	10,858
4. December 31, 2008	4,030

Total $16,907

NOTE B - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. Computation of Net Capital and the broker-dealers corresponding unaudited Part IIA of the FOCUS report are required under Rule 15c3-1.

NOTE C - POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exception provisions of SEC Rule 15c3-3(k)(1).

NOTE D - SIPC RECONCILIATION
SEA Rule 17a-5(e)(4) required a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. the Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE E - COMMITMENTS AND CONTINGENCIES

Balanced Security Planning, Inc. does not have and never had any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the firms at a future date.

NOTE F- RENT

The company paid $8,323 in rent under a lease agreements. The Company has the option to renew the lease at the end of each year.

NOTE G- EMPLOYEE BENEFIT PLAN

The Company has a Simplified Employee Plan ("the Plan") to provide for retirement and incidental benefits for employees. Employees may contribute a portion of their annual compensation to the Plan, limited to a maximum annual dollar amount as set periodically the Internal Revenue Service;. Employer contributions to the plan are discretionary as determined by the board of directors. there were contributions made during the year ended December 31, 2015 for &9,800.00.

NOTE H - SUBSEQUENT EVENT

The company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through July 15, 2016, which is the date the financial statements were available to be issued. Based upon this review, the Company had determined that there were no events which took place that would have a material impact on its financial statements.

Balanced Security Planning, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended May 31, 2016

Computation of Net Capital

Total Stockholder's equity:		$	11,597.00
Non-allowable assets:			
Fixed Assets	741.00		
Prepaid Assets	999.00		(1,740)
Other Charges			
Haircuts	0.00		
Undue Concentration	0.00		(0.00)
Net allowable capital		$	9,857.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$	228.00
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000.00
Net capital requirement	$	5,000.00
Excess net capital	$	4,857.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$	5,637.00
Percentage of aggregate indebtedness to net capital		57.19%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of May 31, 2016	$	9,857.00
Adjustments:		
Change in Equity (Adjustments)		0.00
Change in Non-Allowable Assets		0.00
Change in Haircuts		0.00
Change in Undue Concentration		0.00
NCC per Audit		9,857.00
Reconciled Difference	$	(0.00)

Balanced Security Planning, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended May 31, 2016

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 pursuant to (k)(1).

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at June 1, 2015	$ -
Additions	-
Reductions	-
Balance of such claims at May 31, 2016	$ -

Balanced Security Planning, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended May 31, 2016

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At May 31, 2016, the Company had net capital of $9,857 which was $4,857 in excess of its required net capital of $5,000. The Company's net capital ratio was 57.19%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule [15c3-3(k)(2)(ii)]; All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

(if revenues exceed $500,000 remove this Statement Related to SIPC Reconciliation in its entirety)

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

REPORT ON BROKER DEALER EXEMPTION

For the year ended May 31, 2016

See accountant's audit report

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

July 15, 2016

Board of Directors

Balanced Security Planning, Inc.
16970 San Carlos Blvd. Ste 160
Fort Myers, FL 33908

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) Balanced Security Planning, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Balanced Security Planning, Inc. claimed an exemption from 17 C.F.R. § 15c3-3(k)(1), and (2) Balanced Security Planning, Inc. stated that Balanced Security Planning, Inc.. met the identified exemption provisions throughout the most recent fiscal year without exception. Balanced Security Planning, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Balanced Security Planning, Inc.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson, Jr., CPA

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended May 31, 2016

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

To the Members of

Balanced Security Planning, Inc.
16970 San Carlos Blvd. Ste 160
Fort Myers, FL 33908

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period June 1, 2015 to May 31, 2016, which were agreed to by Balanced Security Planning, Inc.. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating Balanced Security Planning, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Balanced Security Planning, Inc. management is responsible for Balanced Security Planning, Inc. compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, including check amount of $0.00.

2. Compared audited Total Revenue for the period of June 1, 2015 through the May 31, 2016 (calendar year-end) with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, Balanced Security Planning, Inc. had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Balanced Security Planning, Inc.

16970 San Carlos Blvd. Ste 160
Fort Myers, FL 33908
(239) 940-3274

July 15, 2016

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (1) for FYE May 31, 2016

Dear Mr. Richardson Jr.,

Please be advised that Balanced Security Planning, Inc. has complied with Exemption Rule 15c3-3 (k) (1), for the period of June 1, 2015 through May 31, 2016. Balanced Security Planning, Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly registered non-trades REITS, and oil & gas partnerships). Balanced Security Planning, Inc.'s past business has been of similar nature and has complied to this exemption since its inception, (date).

Marie Greidanus, the president of Balanced Security Planning, Inc. has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review May 31, 2016.

Marie Greidanus has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Balanced Security Planning, Inc.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (239) 940-3274

Very truly yours,

Marie Greidanus
Balanced Security Planning, Inc..
President